UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission file number: 000-51851

Nextest Systems Corporation

(Exact name of Registrant as specified in its charter)

Delaware	77-047-0150
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

875 Embedded Way, San Jose, California 95138

(Address of principal executive offices and zip code)

(408) 960-2400

(Registrant’s telephone number, including area code)

Nextest Systems Corporation

875 Embedded Way

San Jose, CA 95138

(408) 960-2400

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement (this “Information Statement”) pursuant to section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder is being mailed on or about December 21, 2007 to the stockholders of Nextest Systems Corporation, a Delaware corporation (“Nextest” or the “Company”) with respect to the tender offer by Teradyne, Inc., a Massachusetts corporation (the “Parent” or “Teradyne”), and NAC Equipment Corporation, a Delaware corporation and a direct wholly owned subsidiary of the Parent (the “Offeror”), to the holders of shares of common stock, par value $0.001 per share (the “Shares”), of Nextest (the “Nextest Stockholders”). This Information Statement further supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by Nextest with the Securities and Exchange Commission (the “SEC”) on December 21, 2007 and mailed to the Nextest Stockholders on or about December 21, 2007. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” refer to Nextest.

You are receiving this Information Statement in connection with the possible election or appointment of persons designated by Offeror to at least a majority of the seats on the board of directors of Nextest (the “Nextest Board”, “the “Board of Directors” or the “Board”). Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of December 11, 2007 (the “Merger Agreement”), entered into by and among Parent, Offeror and Nextest. A copy of the Merger Agreement has been filed with the SEC as an exhibit to a Current Report on Form 8-K filed by Nextest on December 12, 2007.

Pursuant to the Merger Agreement, Offeror commenced a cash tender offer (the “Offer”) on December 21, 2007 to purchase all of the outstanding Shares at a price of $20.00 per share (the “Offer Price”), net to the seller thereof in cash, without interest, less any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase and Letter of Transmittal dated December 21, 2007 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions set forth in the Offer to Purchase, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Wednesday, January 23, 2008, at which time, if all conditions to the Offer have been satisfied or waived, Offeror will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Nextest Stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Parent and Offeror with the SEC on December 21, 2007.

Following the consummation of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and upon approval by a stockholder vote, if required, Offeror will be merged with and into Nextest with Nextest as the surviving corporation (the “Merger”), whereby each issued and outstanding Share not directly or indirectly owned by Parent, Offeror or Nextest will be converted into the right to receive the Offer Price.

The Merger Agreement provides that, promptly after Offeror first accepts for payment any Shares tendered and not withdrawn pursuant to the Offer (the “Appointment Time”), and from time to time thereafter, Offeror is entitled to elect or designate such number of members of the Nextest Board (the “Offeror Designees”), rounded up to the next whole number, as is equal to the product of:

•	the total number of directors on the Nextest Board (giving effect to the directors elected or designated by Offeror) multiplied by

•	the percentage that the aggregate number of Shares beneficially owned by Parent, Offeror and any of its affiliates bears to the total number of Shares then outstanding.

The Merger Agreement also provides that after the Appointment Time in no event will Offeror Designees constitute less than a majority of the Nextest Board. Nextest is required to, upon Offeror’s request, take all actions necessary or advisable to cause Offeror Designees to be elected or appointed to the Nextest Board including, promptly (and to the extent reasonably practicable within one business day) filling vacancies or newly created directorships on the Nextest Board, promptly (and to the extent reasonably practicable within one business day) increasing the size of the Nextest Board (including by amending Nextest’s certificate of incorporation and bylaws if necessary so as to increase the size of Nextest Board) and/or promptly (and to the extent reasonably practicable within one business day) securing the resignations of such number of Nextest’s incumbent directors as are necessary or desirable to enable Offeror Designees to be so elected or appointed. In addition, Nextest is required, at the Appointment Time, to cause Offeror Designees to constitute the same percentage (rounded up to the next whole number) of the board of directors of each subsidiary of Nextest, and of any committee of the Nextest Board or any of its subsidiaries, as Offeror Designees represent on the Nextest Board.

If Offeror Designees are elected or appointed to the Nextest Board prior to the Merger and there shall then remain on the Nextest Board any directors not designated by Offeror, the approval of a majority of those directors not designated by Offeror shall be required in order to:

•	on behalf of Nextest, amend or terminate the Merger Agreement, or consent to any amendment or termination of the Merger Agreement;

•	extend the time for performance of, or waive, any of the obligations or other acts by Parent or Offeror under the Merger Agreement; or

•	waive any condition to Nextest’s obligations hereunder or any of Nextest’s rights hereunder.

Nextest’s obligations to appoint Offeror Designees to the Nextest Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of the Offeror Designees to the Nextest Board.

YOU ARE URGED TO READ THIS ENTIRE INFORMATION STATEMENT CAREFULLY. PLEASE NOTE THAT WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Offeror and Offeror Designees has been furnished to us by Parent, and Nextest assumes no responsibility for the accuracy or completeness of such information.

OFFEROR DESIGNEES

Parent has informed Nextest that it will choose the Offeror Designees from the list of persons set forth in the following table.

Name	Age
Michael A. Bradley	58
Gregory R. Beecher	50
Eileen Casal	48
Jeffrey R. Hotchkiss	60
Mark E. Jagiela	47

Michael A. Bradley

Mr. Bradley has served as Chief Executive Officer of Teradyne since May 2004 and as President since May 2003. He served as President of the Semiconductor Test Division from April 2001 until May 2003 and as Chief Financial Officer from July 1999 until April 2001. He served in various Vice President positions within Teradyne from 1992 until 2001. Mr. Bradley is also a director of Entegris, Inc.

Gregory R. Beecher

Mr. Beecher has served as Vice President and Chief Financial Officer of Teradyne since 2001 and Treasurer of Teradyne from 2003 to 2005 and since 2006. Prior to joining Teradyne he was a partner at PricewaterhouseCoopers LLP from 1993 to 2001. Mr. Beecher is also a director of MKS Instruments, Inc.

Eileen Casal

Ms. Casal has served as Teradyne’s Vice President, General Counsel and Secretary since 2003. Prior to joining Teradyne, Ms. Casal served as Vice President, General Counsel and Corporate Secretary of GSI Lumonics, Inc. from 2001 until 2003. She served as Vice President, General Counsel and Corporate Secretary of Adero, Inc. from 2000 until 2001. She served as Vice President, General Counsel and Assistant Clerk of Teradyne from 1999 to 2000. From 1986 until 1999, Ms. Casal held a number of legal positions at Stratus Computer, Inc., including Vice President, General Counsel and Assistant Clerk.

Jeffery R. Hotchkiss

Mr. Hotchkiss has served as Teradyne’s President of Systems Test Group since 2007. He served as Teradyne’s President of Assembly Test Systems from 2004 to 2007 and President of Diagnostic Solutions from 2005 to 2007. Mr. Hotchkiss was a director, Chief Executive Officer and President of Empirix, Inc. from 2000 to 2004. He also served as Teradyne’s Chief Financial Officer from 1997 to 1999 and Vice President of Teradyne from 1990 to 1999.

Mark E. Jagiela

Mr. Jagiela has served as Teradyne’s President of Semiconductor Test Systems since 2003. He served as a Vice President of Teradyne from 2001 to 2003. He served as General Manager of Teradyne’s VLSI Test Division from 2000 to 2001. Mr. Jagiela was Teradyne’s VLSI Test Division Engineering Manager from 1999 to 2000 and Teradyne’s Japan Division General Manager from 1991 to 1999.

None of the Offeror Designees is a director of, or holds any position with Nextest. Parent has advised Nextest that to the best knowledge of Parent, except as disclosed in the Offer to Purchase, none of the Offeror Designees beneficially owns any securities (or rights to acquire any securities) of Nextest or has been involved in any transactions with Nextest or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised Nextest that to the best knowledge of Parent, none of the Offeror Designees has any family relationship with any director, executive officer or key employees of Nextest.

It is expected that the Offeror Designees may assume office at any time following the purchase by Offeror of a majority of outstanding Shares pursuant to the Offer, and upon assuming office, the Offeror Designees will thereafter constitute at least a majority of the Nextest Board.

CERTAIN INFORMATION CONCERNING NEXTEST

The authorized capital stock of Nextest consists of 140,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the close of business on December 11, 2007, there were 17,998,270 shares of common stock outstanding and no shares of preferred stock outstanding. The Nextest Board currently consists of six members.

Only the holders of our common stock are entitled to vote at a meeting of our stockholders. Each share of common stock entitles the record holder to one vote on all matters submitted to a vote of our stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF NEXTEST

Set forth below are the name, age and position of each director and executive officer of Nextest as of December 11, 2007.

Name	Age	Position Held with Nextest
Robin Adler	59	Chief Executive Officer and Chairman of the Board
Juan A. Benitez (1)(2)	58	Director
Richard L. Dissly (1)(2)	63	Director
Howard D. Marshall	58	Vice President of Operations and Director
Stephen G. Newberry (1)(2)(3)	54	Director
Eugene R. White (1)(2)(3)	76	Director
Paul M. Barics	45	Vice President of Finance and Corporate Controller
Craig Z. Foster	55	Vice President of Engineering
James P. Moniz	50	Chief Financial Officer, Treasurer and Assistant Secretary
Tim F. Moriarty	46	President

(1)	Member of the compensation committee
(2)	Member of the audit committee
(3)	Member of the nominating and corporate governance committee

Robin Adler has served as Chief Executive Officer and Chairman of the Board since co-founding the Company in November 1997 with Howard Marshall. In August 1992, he co-founded and became President of Sytest Systems Corporation, an automated test equipment (ATE) manufacturing company. Prior to his involvement with Sytest, from June 1978 he was Vice President of marketing and later a general manager of the logic and memory division of Megatest Corporation. He holds a B.S. degree in engineering from the California Institute of Technology.

Juan A. Benitez has served as a director since October 2000. He is a consultant to technology companies providing counsel to boards of directors and management on organizational and corporate strategies. He served as President and Chief Executive Officer of Enterprise Development International, a non-profit economic development organization supporting microenterprise development programs with business training, technical support and capital procurement from March 1998 until August 2006, and currently serves on its board of directors. Mr. Benitez was President, Chief Executive Officer and a director of Paradigm Technology, Inc., a semiconductor company, from August 1992 to January 1993. In 1989, Mr. Benitez was appointed by the Bush administration to the post of the United States Department of Commerce Deputy Assistant Commerce Secretary, and then served as Deputy Commerce Undersecretary until September 1990. Previously, Mr. Benitez joined the founding team of Micron Technology, Inc. and held various executive positions including serving as President, Chief Operating Officer and director.

Richard L. Dissly has served as a director since November 1997. Mr. Dissly is currently retired. He was previously Chief Financial Officer of Photon Dynamics, Inc., a provider of yield management solutions to the flat panel display industry, from November 1998 until May 2003. He has more than 20 years of experience in establishing profitable business models and systems with several rapidly growing international electronics companies. Prior to Photon Dynamics, Mr. Dissly was Chief Financial Officer of Semaphore Communications, a network equipment provider, from January 1997 until October 1998 and Chief Financial Officer of CrossCheck Technology, an electronics design automation company, from July 1992 until December 1996. Prior to that, Mr. Dissly was Chief Financial Officer for Award Software and Megatest Corporation. Mr. Dissly has an MBA degree from Santa Clara University and is a licensed CPA.

Howard D. Marshall has served as Vice President of Operations and a director since co-founding the Company in November 1997 with Robin Adler. In August 1992, he co-founded Sytest Systems with

Robin Adler. Prior to that, he founded Megatest in June 1975 and became its Vice President of Manufacturing in October 1983. He holds a B.S. degree in engineering from the California Institute of Technology.

Stephen G. Newberry has served as a director since October 2000. He is the President and Chief Executive Officer of Lam Research Corporation, a provider of semiconductor processing equipment. He joined Lam in August 1997 as Executive Vice President and Chief Operating Officer and was promoted to President in July 1998 and to CEO in June 2005. Prior to joining Lam, Mr. Newberry was employed by Applied Materials, Inc. for 17 years, a supplier of products and services to the global semiconductor industry, most recently as Group Vice President of Global Operations and Planning. He currently is a member of the Board of Directors for SEMI, the industry’s trade association, and Lam Research Corporation.

Eugene R. White has served as a director since December 2001. Mr. White is currently retired. He was President and Chief Executive Officer of Amdahl Corporation, a public electronics computer company, from August 1974 until April 1979, Vice Chairman from May 1979 to April 1986 and director from May 1986 until April 1992. From December 1970 until February 1974, Mr. White was a Vice President of the commercial equipment business group at Fairchild Camera and Instrument. Prior to that, he was a Vice President of computer systems at Honeywell from January 1970 until November 1970 after its acquisition of General Electric’s computer business in December 1969. Mr. White held several managerial positions at General Electric from November 1958 until November 1969. Mr. White is also a Needham & Company, Inc. Board member.

Paul M. Barics has served as our Vice President Finance, Corporate Controller and principal accounting officer since October 2006. From March 2006 until July 2006 Mr. Barics served as Vice President Finance and Corporate Controller for Infinera Corporation, a communication equipment manufacturer. From July 2004 until February 2006 Mr. Barics served in various management roles with JDSU, a broadband and optics hardware manufacturer, including Vice President and Corporate Controller. From 1999 to 2004, Mr. Barics served in various management roles with Agilent Technologies, a global diversified technology company, including Director of Finance for Networking Semiconductor Products. Mr. Barics holds a B.S. degree in Accounting from Santa Clara University.

Craig Z. Foster has served as our Vice President of Engineering since October 1998, after joining Nextest in December 1997 as an engineer. Since January 1983, he held various positions at Megatest Corporation, including Vice President of Customer Support, Vice President of Marketing and Vice President of Corporate Development. He holds a B.S. degree in electrical engineering from the University of New Mexico and a M.S. in electrical engineering from the University of Illinois.

James P. Moniz has served as our Chief Financial Officer and Treasurer and Assistant Secretary since October 2000. Before joining Nextest and starting in June of 1998, Jim was Vice President and Chief Financial Officer of Millennia Vision Corporation. From October 1996 until May 1998, he served as Vice President of Finance for Fairchild Imaging Systems and from November 1991 until October 1996 as Vice President of Finance and Administration and later as President of Rolm Computers. He has an MBA and two B.S. degrees, one in accounting and one in marketing from San Jose State University.

Tim F. Moriarty became our President in March of 2007. He served as our Vice President of Sales and Marketing since July 1997. Prior to joining Nextest, he was a Vice President of Sales and Marketing at Teradyne, Inc. from December 1995 until February 1997, and in various positions at Megatest Corporation, including Vice President of Sales and Marketing from February 1985 until its sale to Teradyne, Inc. in December 1995.

CORPORATE GOVERNANCE AND BOARD MATTERS

The Company’s Board of Directors met seven times and action was taken via unanimous written consent twice during fiscal 2007. The audit committee met five times, the compensation committee met six times and action was taken via unanimous written consent once and the corporate governance/nominating committee met once during fiscal 2007. During fiscal 2007, each member of the Board attended at least 75% of the aggregate of all Board meetings and meetings of committees of which he is a member.

Board Independence

The Board of Directors has determined that Juan A. Benitez, Richard L. Dissly, Stephen G. Newberry and Eugene R. White are “independent” under the rules of the Nasdaq Stock Market. The Board of Directors has also determined that each of the members of each committee of the Board of Directors meets the independence requirements applicable to such committee under the Nasdaq Stock Market and SEC rules and regulations.

Board Committees

The Board of Directors has standing audit, compensation and nominating/corporate governance committees.

Audit Committee. The audit committee currently consists of Richard L. Dissly (chairman), Juan A. Benitez. Stephen G. Newberry and Eugene R. White. The Board has determined that all members of the audit committee are independent directors and meet the eligibility standards for audit committee service under the rules of the Nasdaq Stock Market. The Board has determined that Richard L. Dissly qualifies as an “audit committee financial expert” as defined by the rules of the SEC. The purpose of the audit committee is to oversee the accounting and financial reporting processes of the Company, audits of its financial statements and internal control over financial reporting. The responsibilities of the audit committee include appointing and approving the compensation of the independent registered public accounting firm to conduct the annual audit of the Company’s financial statements and the effectiveness of the Company’s internal control over financial reporting, reviewing the scope and results of the independent audits, reviewing and evaluating internal accounting policies, and approving all professional services to be provided to the Company by its independent registered public accounting firm.

Compensation Committee. The compensation committee currently consists of Juan A. Benitez (chairman), Richard L. Dissly, Stephen G. Newberry and Eugene R White. The Board has determined that all members of the compensation committee are independent directors under the rules of the Nasdaq Stock Market. The compensation committee is in charge of executive compensation and oversees incentive, equity-based and other compensatory plans in which our executive officers, key employees of the Company and its subsidiaries participate.

The compensation committee periodically reviews compensation policies and practices applicable to executive officers. The committee also reviews and approves corporate goals and objectives relevant to officer compensation, evaluates the performance of officers in light of theses goals and objectives, and based on these evaluations, determines the Chief Executive Officer’s compensation and other officers’ compensation.

Nominating/Corporate Governance Committee. The nominating/corporate governance committee currently consists of Eugene R. White (chairman) and Stephen G. Newberry, each of whom the Board has determined is an independent director under the rules of the Nasdaq Stock Market. The nominating committee’s responsibilities include selecting nominees for election as directors of the Company, evaluating the Board’s performance, developing and recommending to the Board corporate governance guidelines and providing oversight with respect to corporate governance and ethical conduct.

Charters for the Company’s audit, compensation and nominating committees are posted on the Company’s website at: www.nextest.com.

DIRECTOR NOMINATIONS

Criteria for Board Membership. In selecting candidates for appointment or re-election to the Board, the nominating/corporate governance committee (the “nominating committee”) considers the appropriate balance of experience, skills and characteristics required of the Board of Directors, and seeks to insure that at least a majority of the directors are independent under the rules of the Nasdaq Stock Market, and that members of the Company’s audit committee meet the financial literacy and sophistication requirements under the rules of the Nasdaq Stock Market and at least one of them qualifies as an “audit committee financial expert” under the rules of the SEC. Nominees for director are selected on the basis of their depth and breadth of experience, integrity, ability to make independent analytical inquiries, understanding of the Company’s business environment, and willingness to devote adequate time to Board duties.

Stockholder Nominees. The nominating committee will consider written proposals from stockholders for nominees for director. Any such nominations should be submitted to the nominating committee c/o the Secretary of the Company and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the names and addresses of the stockholders making the nomination and the number of shares of the Company’s common stock which are owned beneficially and of record by such stockholders; and (c) appropriate biographical information and a statement as to the qualification of the nominee, and should be submitted in the time frame described in the Bylaws of the Company.

Process for Identifying and Evaluating Nominees. The nominating committee believes the Company is well-served by its current directors. In the ordinary course, absent special circumstances or a material change in the criteria for Board membership, the nominating committee will renominate incumbent directors who continue to be qualified for Board service and are willing to continue as directors. If an incumbent director is not standing for re-election, or if a vacancy on the Board occurs between annual stockholder meetings, the nominating committee will seek out potential candidates for Board appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Director candidates will be selected based on input from members of the Board, senior management of the company and, if the nominating committee deems appropriate, a third-party search firm. The nominating committee will evaluate each candidate’s qualifications and check relevant references; in addition, such candidates will be interviewed by at least one member of the nominating committee. Candidates meriting serious consideration will meet with all members of the Board. Based on this input, the nominating committee will evaluate which of the prospective candidates is qualified to serve as a director and whether the committee should recommend to the Board that this candidate be appointed to fill a current vacancy on the Board, or presented for the approval of the stockholders, as appropriate.

The Company has never received a proposal from a stockholder to nominate a director. Although the nominating committee has not adopted a formal policy with respect to stockholder nominees, the committee expects that the evaluation process for a stockholder nominee would be similar to the process outlined above.

COMMUNICATIONS WITH DIRECTORS

Stockholders who wish to communicate with our directors to report complaints or concerns related to accounting, internal accounting controls or auditing may do so using the audit committee procedures for the receipt of such communication. The procedures allow submitting the complaint or concern either online or telephonically, with a more detailed description of the procedures provided in our Code of Ethics document posted on our website at www.nextest.com.

The Company has a policy of encouraging all directors to attend the annual stockholder meetings. Four of our directors attended the 2006 annual meeting. All of our directors attended the 2007 annual meeting.

COMPENSATION OF DIRECTORS

Our non-employee directors receive a cash director fee for their services as members of the Board in the amount of $30,000 per year. In addition, the audit committee chairman receives a cash fee of $10,000 per year, the compensation committee chairman receives a cash fee of $5,000 per year, and the nominating and corporate governance committee chairman receives a cash fee of $2,000 per year for their duties as chairman. Non-employee directors are also entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with attendance at Board and committee meetings. In October 2006, we granted each of our non-employee directors a stock option to purchase 5,000 shares at an exercise price of $12.64 per share that became fully exercisable on October 24, 2007. Our 2006 Equity Incentive Plan provides that each non-employee director who is elected or appointed to the Board for the first time will be granted an option to purchase 10,000 shares vesting in four equal annual installments and at an exercise price equal to the fair market value of the stock on the date of grant, and that commencing with the annual meeting of the stockholders held in 2006, each non-employee director will receive an annual grant of an option to purchase 5,000 shares vesting on the first anniversary of the date of grant.

The following table summarizes director compensation during fiscal year 2007:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards (1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Juan A. Benitez (2)	$35,000	—	$32,734	—	—	—	$67,734
Richard Dissly (3)	$40,000	—	$32,734	—	—	—	$72,734
Stephen G. Newberry (4)	$30,000	—	$32,734	—	—	—	$62,734
Eugene R. White (5)	$32,000	—	$32,734	—	—	—	$64,734

(1)	Value based on the dollar amount of stock option expense recognized for financial statement reporting purposes pursuant to Statement of Financial Standards (SFAS) No. 123R during fiscal 2007 for stock options granted to such non-employee director in fiscal 2007 and in prior years. For more information, see Note 5 in the Notes to Financial Statements contained in our Annual Report on Form 10-K filed with the SEC on September 7, 2007.
(2)	At fiscal year end, Mr. Benitez had 32,000 aggregate number of option awards outstanding of which 25,875 shares were exercisable. The grant date fair value of stock options granted to Mr. Benitez in fiscal 2007 was $39,735.
(3)	At fiscal year end, Mr. Dissly had 11,500 aggregate number of option awards outstanding of which 5,375 shares were exercisable. The grant date fair value of stock options granted to Mr. Dissly in fiscal 2007 was $39,735.
(4)	At fiscal year end, Mr. Newberry had 32,000 aggregate number of option awards outstanding of which 25,875 shares were exercisable. The grant date fair value of stock options granted to Mr. Newberry in fiscal 2007 was $39,735.
(5)	At fiscal year end, Mr. White had 11,125 aggregate number of option awards outstanding of which 5,000 shares were exercisable. The grant date fair value of stock options granted to Mr. White in fiscal 2007 was $39,735.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding ownership of the common stock as of December 11, 2007 or earlier date for information based on filings with the SEC by (a) each person known to the Company to own more than 5% of the outstanding shares of the common stock, (b) each director and nominee for director of the Company, (c) the Company’s Chief Executive Officer, Chief Financial Officer and each other executive officer named in the compensation tables appearing later in this Proxy Statement and (d) all directors and executive officers as a group. The information in this table is based solely on statements in filings with the SEC or other reliable information.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
5% or greater Stockholders
Royce & Associates, LLC (3)	1,824,300	10.2%
Needham Investment Management L.L.C. (4)	1,200,000	6.7%
T. Rowe Price Associates, Inc. (5)	1,175,000	6.6%
Trivium Capital Management, LLC (6)	1,150,000	6.4%
Magnetar Investment Management, L.L.C. (7)	981,930	5.5%

Directors and Executive Officers
Robin Adler (8)	2,418,007	13.4%
Howard D. Marshall (9)	1,849,493	10.3%
Tim F. Moriarty (10)	394,000	2.2%
Craig Z. Foster (11)	340,000	1.9%
James P. Moniz (12)	27,500	*
Richard L. Dissly (13)	70,750	*
Juan A. Benitez (14)	53,495	*
Stephen G. Newberry (15)	48,495	*
Eugene R. White (16)	10,375	*
Paul M. Barics	4,000	*

All Directors and Officers as a Group (10 persons)	5,216,115	28.9%

*	Less than 1%.
(1)	Unless otherwise indicated below, the address of each of the named individuals is c/o Nextest Systems Corporation, 875 Embedded Way, San Jose, CA 95138.
(2)	Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days after December 11, 2007. Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown. Unless otherwise noted, none of the shares shown as beneficially owned on this table are subject to pledge.
(3)

Based on the filing with the SEC on August 2nd, 2007 indicating beneficial ownership as of July 31, 2007. The business address for Royce & Associates, LLC is 1414 Avenue of Americas, New York, NY 10019.

(4)

These shares are held by the following funds: 924,125 shares are held by Needham Capital Partners III, L.P., 97,625 shares are held by Needham Capital Partners IIIA, L.P., 178,250 shares are held by Needham Capital Partners III (Bermuda), L.P. and the address for each is 445 Park Avenue, New York, New York, 10022. Needham Capital Management, LLC (“NCM”) is the general partner of Needham Capital Partners III, L.P. and Needham Capital Partners IIIA, L.P. Needham Capital Management (Bermuda), LLC (“NCMB”) is the general partner of Needham Capital Partners III (Bermuda), L.P. As managing members of NCM and NCMB, George A. Needham, Thomas P. Shanahan and John J. Prior, Jr. may be deemed to beneficially own the shares controlled by Needham Capital Partners III, L.P., Needham Capital Partners IIIA, L.P. and Needham Capital Partners III (Bermuda), L.P. Messrs. Needham, Shanahan and Prior, Jr.

disclaim beneficial ownership of the shares controlled by Needham Capital Partners III, L.P., Needham Capital Partners IIIA, L.P. and Needham Capital Partners III (Bermuda), L.P.
(5)

Based on the filing with the SEC on February 14th, 2007, indicating beneficial ownership as of December 2006. The address of the principal business office of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(6)

Based on the filing with the SEC on June 29, 2007, indicating beneficial ownership as of June 21, 2007. The business address of the principal business office of Trivium Capital Management, LLC is 600 Lexington Avenue, 23rd Floor, New York, NY, 10022.

(7)

Based on the filing with the SEC on February 14th, 2007. As of February 5, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 981,930 Shares. This amount consists of: (A) 614,842 Shares held for the account of Magnetar Capital Master Fund; (B) 1,723 Shares held for the account of Magnetar SGR Fund Ltd; (C) 34,627 Shares held for the account of Magnetar SGR Fund LP and (D) 330,738 Shares held for the account of the Managed Accounts. The address of the principal business office of each of Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(8)	Includes 20,000 shares owned by minor children and 80,000 shares that Mr. Adler has the right to acquire within 60 days through exercise of options.
(9)	Includes 80,000 shares that Mr. Marshall has the right to acquire within 60 days through exercise of options.
(10)	Includes 185,000 shares that Mr. Moriarty has the right to acquire within 60 days through exercise of options and 6,000 shares owned by Mr. Moriarty’s child.
(11)	Includes 70,000 shares that Mr. Foster has the right to acquire within 60 days through exercise of options.
(12)	Includes 27,500 shares that Mr. Moniz has the right to acquire within 60 days through exercise of options.
(13)	Includes 10,750 shares that Mr. Dissly has the right to acquire within 60 days through exercise of options.
(14)	Includes 31,250 shares that Mr. Benitez has the right to acquire within 60 days through exercise of options.
(15)	Includes 31,250 shares that Mr. Newberry has the right to acquire within 60 days through exercise of options.
(16)	Includes 10,375 shares that Mr. White has the right to acquire within 60 days through exercise of options.

Stockholder Agreements to Tender

Each of our named executive officers (“NEOs”) and directors entered into Stockholder Agreements, each dated as of December 11, 2007 (each a “Stockholder Agreement”), whereby such stockholder agreed to, among other things, irrevocably tender or cause to be tendered in the Offer any Shares such stockholder holds or subsequently acquires. Each such stockholder may only withdraw his or her Shares from the Offer if the related Stockholder Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. The foregoing summary is qualified in its entirety by reference to the Stockholder Agreements. A form of the Stockholder Agreement has been filed with the SEC as an exhibit to a Schedule TO filed jointly by Parent and Offeror on December 21, 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and SEC rules, the Company’s directors, executive officers and beneficial owners of more than 10% of any class of equity security are required to file periodic reports of their ownership, and changes in that ownership, with the SEC. Based solely on its review of copies of these reports and representations of such reporting persons, the Company believes that during fiscal year 2007, such SEC filing requirements were satisfied.

EXECUTIVE COMPENSATION

Compensation Discussion And Analysis

Overview of Compensation Program

The compensation committee has responsibility for implementing our executive compensation philosophy and ensuring that the total compensation paid to our NEOs is competitive so as to permit us to attract, motivate, and retain highly qualified executives and to align our executives’ interests with those of our stockholders. In general, the types of compensation and benefits provided to our NEOs are equivalent to those provided to most other employees, and include salary, awards in cash, restricted stock units (“RSUs”), unvested restricted shares, stock options, and other benefits as described below.

Executive Compensation Philosophy and Objectives

The primary objectives of our executive compensation program are to:

•	attract, motivate, and retain highly qualified executives;

•

align management and stockholder interests by tying a large percentage of executives’ compensation, in the form of cash incentives and long-term equity incentives, to the financial performance of the Company;

•

motivate executives to attain both individual and company financial goals that are established by management and the Board of Directors by tying annual management bonus incentives to the achievement of those goals; and

•	compensate our executives at levels competitive with peer companies.

Various elements of our executive compensation program are tailored to accomplish specific objectives, including the following:

•	Base salary and benefits are set at a level designed to be competitive with those of our peers in order to allow us to attract and retain highly qualified employees.

•

Annual bonuses are designed to focus executives’ efforts on achievement of goals within their areas of responsibility. Additionally, the bonus plan is designed to align executives’ and stockholders’ interests by making a portion of payouts under the plan contingent on revenue growth as well as profitability.

•

Equity incentives, including stock options, restricted stock units and unvested restricted shares encourage executives to work towards our long-term success by growing earnings per share, thereby increasing our stock price over the long term.

Executive Compensation Process

On an annual basis, the compensation committee (1) evaluates and establishes the compensation of the Chief Executive Officer (“CEO”) in consultation with the independent members of the Board of Directors, (2) evaluates and determines the compensation of other executive officers, and (3) annually leads the Board of Directors in a discussion of the performance of the CEO. The performance objectives established for the CEO are based on targeted revenue and earnings.

At the start of the fiscal year, in making compensation decisions for executive officers other than the CEO, the committee considers recommendations for each officer made by the CEO. Cash compensation consists of base salary and a target bonus. The bonus amount is based partly upon attainment of corporate financial objectives and partly upon the achievement of individual objectives established for each executive officer. The breakdown of bonus into corporate financial objectives and individual objectives is different for each executive officer. Individual objectives vary role by role. For example, the performance objectives for the Vice President of

Engineering will include product development goals, while the objectives for the Vice President of Operations are tied to manufacturing efficiency. The CEO’s recommendations are also based on a review of the compensation paid to executives in similar positions at peer companies. The list of peer companies used for compensation decisions is discussed below.

After the end of the fiscal year, the CEO reviews the contribution and performance of each executive officer against the individual objectives established for each executive officer and reviewed with the Board of Directors at the start of the fiscal year. The CEO then recommends the final compensation for each executive officer to the compensation committee. Generally objectives will be determined to either have been met or not, as the case may be, and weighing factors established at the start of the fiscal year are applied to determine the extent to which each executive officer has accomplished his individual objectives. At the discretion of the CEO, credit for partial completion of objectives may be given.

Compensation Consultant

The Company engaged Compensia as its compensation consultant. Compensia assists companies in designing policies and procedures for making executive compensation decisions.

Compensation Peer Group and Benchmarking

The Company and the compensation committee of the Company make use of benchmarking for executive compensation programs and benefits. This benchmarking is designed to ensure that compensation is adequate to attract and retain executive officers. In general, the Company benchmarks its compensation against that of other high quality, similarly-sized electronics firms primarily associated with the semiconductor capital equipment industry. The primary benchmark group includes: Amtech Systems Inc., AXT Inc., Cascade Microtech Inc., Eagle test Systems, FormFactor Inc., LTX Corporation, Mattson Technology Inc., Nanometrics Incorporated, Photon Dynamics, Inc., Rudolph Technologies, Inc., Semitool Inc., Staktek Holdings, Inc., Symyx Technologies, Tegal Corporation, Tessera Technologies, Ultra Clean Holdings, Inc., and Ultratech, Inc. The Company used Compensia in developing the benchmark comparisons of the peer companies.

Components of Compensation

The components of compensation include: 1) base salary, 2) bonus plan, 3) equity compensation, and 4) other benefits. As an individual’s level of responsibility and compensation increase, the percentage of total compensation represented by the bonus plan increases. The CEO’s percentage of variable compensation is the highest. Additionally, the majority of executives’ total compensation historically has been provided in the form of long-term incentive compensation (i.e., equity grants) because the compensation committee believes that this is the most effective way to align executives’ interests with those of our stockholders.

Cash Compensation

Cash compensation for our executive officers consists of a fixed base salary and a bonus plan. Base salaries for our executive officers are established by considering the scope of their responsibilities, performance and accomplishments, while taking into account competitive market compensation paid by other companies for similar positions in the semiconductor and related industries. The compensation committee reviews base salaries on an annual basis as part of our performance and compensation review process.

In addition to base salaries, the compensation committee reviews and approves the bonus award to our executive officers. The bonus plan is based on our financial performance and the individual executive’s performance against individual objectives. These objectives are established by CEO and reviewed by the compensation committee at the start of each fiscal year. In order to implement our philosophy that executives be rewarded for achieving positive financial results and other strategic goals, the compensation committee has designed the bonus plan to significantly affect the total compensation of our executive officers depending on our success in meeting the financial and strategic goals. Under the bonus plan, each executive has a target and a maximum payout that may be earned. Target bonus is comprised of two portions: the first dependent on corporate objectives for revenues and profit, the second dependent on individual objectives established for each executive officer. Target bonus for each executive officer is the sum of the target bonus dependent on corporate objectives plus the target dependent on individual objectives. Payouts under the Bonus Plan may be zero depending on our performance against the corporate objectives and the executive’s performance against individual objectives. The Company believes that the bonus targets are ambitious but achievable.

In fiscal 2007, the Company paid executive officers the cash bonus that they had earned during fiscal 2006 for the service rendered to the Company during fiscal 2006: Mr. Adler was paid $330,900 under the bonus plan, Mr. Moniz. $220,600, Mr. Moriarty $55,150, Mr. Marshall $275,750 and Mr. Foster was paid $275,750 for services rendered to the Company during fiscal 2006.

Mr. Moriarty was promoted to President from Vice President of Sales & Marketing in March 2007. Following Mr. Moriarty’s promotion, the original fiscal year 2007 bonus plan and sales commission plan for Mr. Moriarty was eliminated and replaced with a revised bonus plan. The revised bonus plan provides Mr. Moriarty with a target bonus of $200,000 with a guaranteed minimum bonus of $67,000. The guaranteed minimum bonus was to replace the compensation originally due him under his prior Executive Bonus and Sales Commission Plan.

Equity Compensation

The compensation committee believes that equity-based compensation in the form of stock options, RSUs and unvested restricted shares aligns the interests of executives with the long-term interests of the Company’s stockholders by encouraging executive officers to acquire a proprietary interest in the Company. The compensation committee further believes that the use of vesting periods encourages retention of executive officers, and accordingly equity grants to executive officers generally vest over time. Equity is granted to executive officers on a discretionary basis, at varying times and in varying amounts. Where stock options are used, the exercise price is equal to the market price of the Company’s common stock at the time of grant. The size and the timing of each equity grants are based on a number of factors, including the Company’s achievement of specific milestones, the individual’s level of responsibility, the amount, exercise price and term of options already held by the individual, the individual’s contributions to the achievement of the Company’s financial and strategic objectives, and industry practices and norms.

In March 2006, our Board of Directors and the stockholders approved the 2006 Equity Incentive Plan (the “2006 Plan”). The 2006 Plan replaced the 1998 Equity Incentive Plan (the “1998 Plan”) before its expiration and is now the Company’s only plan for providing stock-based incentive compensation (“awards”) to eligible employees and non-employee directors. Awards granted under the 2006 Plan to-date consist of stock options, restricted stock units, and unvested restricted shares. Awards granted under the 2006 Plan generally vest over five years and have a maximum contractual term of ten years.

In March 2007, in connection with the promotion to President, Mr. Moriarty received a stock option grant of 250,000 shares of common stock with the exercise price of $12.46 and 50,000 shares of RSUs.

The stock options and awards granted in fiscal 2007 to our NEOs are listed in the “Grants of Plan-Based Awards” table below. A summary of all options held by our NEOs as of the end of fiscal 2007 are listed in the “Outstanding Equity Awards at Fiscal Year-End” table below.

Our NEOs, along with directors and other key employees, are subject to the Company’s Insider Trading Compliance Program, which prohibits insiders’ trading in the Company’s stock during the period beginning with the sixteenth day of the last month of each quarter and ending at the close of the second full trading day after disclosure of the quarter’s financial results.

Other Benefits

In order to attract and retain highly qualified employees, the Company’s benefit programs are designed to be competitive in each country in which it operates. All U.S. employees, including the CEO and executive officers, participate in the same healthcare, life and disability insurance, and other benefit programs.

CEO Compensation

Mr. Adler is our Chairman of the Board and CEO. In determining Mr. Adler’s compensation for fiscal 2007, the compensation committee reviewed compensation data of the peer companies described above. Based upon this review of the compensation for the CEOs of peer companies, in August 2006, the compensation committee recommended to the independent members of the Board of Directors that Mr. Adler’s salary should be increased by 12% for fiscal 2007.

Mr. Adler was entitled to earn a target bonus of $52,500 that could go as high as $118,125 in fiscal 2007. The entire cash bonus for Mr. Adler’s was tied to the Company’s financial performance. In fiscal 2007, the Company did not meet the financial objectives and therefore, Mr. Adler did not earn any bonus.

We grant equity awards to our CEO based primarily on the compensation committee’s evaluation of the CEO’s ability to influence our long-term growth and profitability. The compensation committee determines the size of the grant based principally on an estimate of the equity incentive value of the CEO’s unvested options, as well as benchmarking against peer companies. During fiscal 2007, Mr. Adler was granted an award of 80,000 restricted stock units.

Other Compensation Considerations

Accounting for Stock-Based Compensation

Since we became a public company in March 2006, we have been accounting for stock-based awards made to all employees and non-employee directors, including stock options, RSUs, and unvested restricted shares pursuant to our equity compensation plans, in accordance with Statement of Financial Standards (SFAS) No. 123R, “Share-Based Payment.”

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning compensation earned for services rendered to the Company by the Chief Executive Officer (the “CEO”), the Chief Financial Officer (the “CFO”) and the Company’s next three most highly compensated executive officers for fiscal year 2007. Collectively, these are the “Named Executive Officers” or “NEOs.”

Name and Principal Position	Year	Salary		Stock Awards (1)	Option Awards (1)	Non-Equity Incentive Plan Compensation (Bonus Plan)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Robin Adler, Chief Executive Officer	2007	$260,755		$81,019	$26,152	—	—	—	$367,926
James P. Moniz, Chief Financial Officer	2007	$235,610		$70,892	$67,949	$25,000	—	—	$399,451
Tim F. Moriarty, President	2007	$389,762	(2)	$44,171	$170,687	$67,000	—	—	$671,620
Howard D. Marshall, Vice President of Operations	2007	$233,063		$56,713	$26,152	$25,875	—	—	$341,803
Craig Z. Foster, Vice President of Engineering	2007	$233,063		$56,713	$21,102	$43,125	—	—	$354,003

(1)	The value of the stock and option awards has been computed in accordance with Statement of Financial Standards (SFAS) No. 123R, “Share-Based Payment,” which requires that we recognize as compensation expense the value of all stock-based awards, including stock options, RSUs, and unvested restricted shares granted to employees in exchange for services over the requisite service period, which is typically the vesting period. For more information, see Note 5 in the Notes to Financial Statements contained in our Annual Report on Form 10-K filed with the SEC on September 7, 2007.
(2)	Mr. Moriarty earned a commission of $120,395 while he served as the Vice President of Sales & Marketing. Mr. Moriarty was promoted to President in March 2007.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding grants of stock and option awards and estimated potential payouts under non-equity incentive plan awards made to our NEOs during fiscal 2007:

Name	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards (Bonus Plan) (1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh) (2)	Grant Date Fair Value of Stock and Option Awards (3)
		Threshold ($)	Target ($)	Maximum ($)
Robin Adler	01/30/2007	—	$52,500	$118,125	80,000	—	—	$889,600
James P. Moniz	01/30/2007	—	$75,000	$168,750	70,000	—	—	$778,400
Tim F. Moriarty	03/07/2007	$67,000	$200,000	N/A	50,000	—	—	$623,000
	03/07/2007	—				250,000	$12.46	$2,051,375
Howard D. Marshall	01/30/2007	—	$58,650	$131,963	56,000	—	—	$622,720
Craig Z. Foster	01/30/2007	—	$86,250	$194,063	56,000	—	—	$622,720

(1)	The amounts shown in this column reflects the threshold, target and maximum payment amounts that NEOs may receive under the bonus plan, depending on performance against the corporate and individual objectives described in further detail in the Compensation Discussion and Analysis section under Components of Compensation–Cash Compensation. The amounts range from zero to a cap based on a certain multiple of the target bonus amount.
(2)	The exercise price for each stock option shown here is the fair market value (i.e., the closing price) of our common stock on the date of grant, as reported on NASDAQ.
(3)	Represents the full grant date fair value of each stock option grant and/or RSU award, as applicable, computed in accordance with FAS 123R.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding outstanding equity awards held by our NEOs at the end of fiscal 2007:

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Robin Adler	60,000	(2)	20,000	(2)	—	$1.10	—	80,000	(3)	$1,093,600	—	—
James P. Moniz	—		16,000	(4)	—	$1.00	—	70,000	(5)	$956,900	—	—
	—		20,000	(6)	—	$2.00	—	—		—	—	—
	45,000	(7)	—		—	$5.88	—	—		—	—	—
Tim F. Moriarty	100,000	(8)	—		—	$0.02	—	50,000	(5)	$683,500	—	—
	17,500	(9)	—		—	$1.00	—	—		—	—	—
	—		17,500	(4)	—	$1.00	—	—		—	—	—
	—		250,000	(10)	—	$12.46	—	—		—	—	—
Howard D. Marshall	60,000	(2)	20,000	(2)	—	$1.10	—	56,000	(3)	$765,520	—	—
Craig Z. Foster	52,500	(9)	—		—	$1.00	—	56,000	(3)	$765,520	—	—
	—		17,500	(4)	—	$1.00	—	—		—	—	—

(1)	Amounts reflecting the market value of RSUs are based on the price of $13.67 per share, which was the closing price of our common stock as reported on NASDAQ on June 29, 2007.
(2)	These options will expire on October 22, 2008.
(3)	These RSUs vest at a rate of twenty-five percent over four years starting on August 15, 2008.
(4)	These options will expire on October 22, 2013.
(5)	These RSUs vest at a rate of twenty percent over five years starting on August 15, 2007.
(6)	These options will expire on March 23, 2014.
(7)	These options will expire on September 21, 2015.
(8)	These options will expire on January 15, 2010.
(9)	These options will expire on October 17, 2012.
(10)	These options will expire on March 7, 2017.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding options exercised and shares of common stock acquired upon vesting by our NEOs during fiscal 2007:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
James P. Moniz	47,500	$491,554	—	—

PENSION BENEFITS

We do not have a defined benefit plan. Our NEOs did not participate in, or otherwise receive any special benefits under, any pension or retirement plan sponsored by us during the year ended June 30, 2007.

NONQUALIFIED DEFERRED COMPENSATION

During the year ended June 30, 2007, our NEOs did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

In May 2007, the Company entered into Change of Control Severance Agreement with each of its NEOs, which provide, among other things, for potential payments upon change of control combined with involuntary termination.

Change of control means the occurrence of any following events: 1) the approval by stockholders of the Company of a merger or consolidation in which the Company is not a surviving entity 2) the approval by stockholders of the Company of a plan of complete liquidation, 3) any person becoming the beneficial owner of 50% or more of the total vesting power, 4) a change in the majority of the board of directors occurring within a 12 month period or 5) a change in the CEO of the Company.

Involuntary termination includes but is not limited to a significant reduction of the duties, position, responsibilities, the facilities and perquisites available to the executive and the imposition of a requirement for certain relocation without the executive’s express written consent.

If an executive’s employment with the Company terminates as a result of the involuntary termination at any time within 18 months after a change of control, the executive shall be entitled to the following severance benefits:

•

the sum of 12 months of the base salary as in effect as of the date of the termination and the target bonus in the year which includes the date of termination, less applicable withholding, payable in a lump sum within 30 days of the Involuntary Termination;

•	all grants of equity under the Company’s various equity compensation plans prior to the change of control shall accelerate and become vested under the applicable agreement;

•	the executive officer shall be permitted to exercise all vested stock options granted by the Company prior to the change of control for a period of two years following the termination date; and

•	the same level of Company-paid health coverage on the day immediately preceding the termination date for a period of 12 months.

Any unpaid base salary, accrued and unused vacation time and all expenses reasonably and necessarily incurred by the officers will be paid by the Company promptly upon termination and within the period of time mandated by law.

The severance payment will not be paid to the officers in the event that his/her employment is terminated (i) as a result of gross negligence or willful failure to perform his duties and responsibilities, (ii) as a result of commission of any fraud, embezzlement, dishonesty or any other willful misconduct, (iii) by unauthorized use of any Company’s or partners, proprietary information or trade secrets, (iv) by willful breach of any his obligation or (v) his conviction of a felony.

The following table presents information regarding change of control payment and benefits estimates. We prepared the table assuming that a change of control occurred and the employment of our officers named in the summary compensation table above was terminated without cause or by resignation of the officer for good reason on June 29, 2007, which was the last business day of our fiscal 2007. For purposes of valuing the accelerated vesting of unvested equity awards, we have used the “intrinsic value” of equity awards based on the closing share price of our common stock as of June 29, 2007. The various amounts listed are estimates only. The actual amounts to be paid can only be determined at the time of such officer’s separation from the Company.

Name	Robin Adler	James P. Moniz	Tim F. Moriarty	Howard D. Marshall	Craig Z. Foster
Base Salary ($)	$260,755	$235,610	$375,000	$233,063	$233,063
Non-equity Incentive Awards ($)	52,500	75,000	200,000	58,650	86,250
Stock options ($) (1)	1,005,600	786,670	2,110,950	1,005,600	886,900
Stock awards ($) (2)	1,093,600	956,900	683,500	765,520	765,520
Health benefit ($) (3)	19,982	19,982	19,982	13,628	6,218

Total ($)	$2,432,437	$2,074,162	$3,389,432	$2,076,461	$1,977,951

(1)	Reflects the aggregate market value of all outstanding grants to the officer, including unvested option grants which would be accelerated due to a change of control, by multiplying (i) the difference between $13.67 and the exercise price of the option, by (ii) the number of shares underlying options at June 29, 2007.
(2)	Reflects the aggregate market value of all restricted stock units including unvested restricted stock units which would be accelerated due to a change of control multiplying (i) the closing price of June 29, 2007, by (ii) the total number of shares underlying stock award.
(3)	Reflect the aggregate value of the same level of Company-paid health coverage for 12 months from the termination date.

In the case of each plan or agreement discussed above to which the term “change of control” applies, the consummation of the Offer would constitute a change of control. Furthermore, two of our executive officers, Tim F. Moriarty and Craig Z. Foster, have entered into retention agreements with the Parent. The terms of the retention agreements and their effect on the Change of Control Severance Agreements described above are set forth in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Nextest” in Section 10 under subsection “Other Agreements,” of the Offer to Purchase and is incorporated by reference herein.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No interlocking relationship exists, or in the past fiscal year has existed, between any member of our compensation committee and any member of any other company’s board of directors or compensation committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company recognizes that transactions between the Company and any of its directors, officers and significant stockholders or other related parties can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than the best interests of the Company and its stockholders. Nevertheless, the Company recognizes that there are situations where such transactions may be in, or may not be inconsistent with, the best interests of the Company. Therefore, the Company reviews related party transactions on an ongoing basis and utilizes the audit committee to review and if appropriate approve or ratify, any such transactions in which the Company is or will be a participant in potential conflicts of interest situations where appropriate. The Company’s policy is to conduct transactions with its affiliates on terms equivalent to those provided to non affiliates on an arms-length basis.

We have entered into various compensation arrangements with some of our executive officers, which are discussed under “Potential Payments Upon Termination or Change-in-Control” above.

Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Merger Agreement: Indemnification of Officers and Directors

Pursuant to the Merger Agreement, the Parent and Offeror have agreed that all rights to exculpation, indemnification and advancement of expenses from the Company or any of its subsidiaries now existing in favor of the current or former directors, executive officers or employees, as the case may be, (the “Indemnified Parties”) of the Company or its subsidiaries as provided in their respective organizational documents or in any agreement shall, solely with respect to acts or omissions prior to the Effective Time, survive the Offer and Merger and shall continue in full force and effect.

For a period of six years from the Effective Time, the Parent shall cause the Surviving Corporation (as defined in the Merger Agreement) to maintain in effect, solely with respect to acts or omissions prior to the Effective Time, the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company subsidiary’s organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its subsidiaries with any of the Indemnified Parties as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder, solely with respect to acts or omissions prior to the Effective Time, of any individuals who at the Effective Time were Indemnified Parties; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim.

For a period of six years from the Effective Time, the Parent shall cause to be maintained in effect directors’ and executive officers’ liability insurance and fiduciary liability insurance coverage with respect to matters arising at or before the Effective Time providing coverage no less favorable to the directors and executive officers of the Company and its subsidiaries than the coverage provided by such policies on the date of this

Agreement; provided, however, that after the Effective Time, the Parent may substitute with policies of substantially equivalent coverage and amounts containing terms no less favorable than the existing directors’ and executive officers’ liability policies. At the Parent’s option, in lieu of such insurance, following the Effective Time the Surviving Corporation may purchase a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and executive officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising at or before the Effective Time.